13 February 2013

The Manager

Company Announcements Office

ASX Limited

20 Bridge Street

SYDNEY  NSW  2000

Dear Sir

Notice under Section 708A of the Corporations Act

On  13  February  2013  Novogen  Ltd  (ASX:  NRT)  issued  a  total  of  13,600,000  fully  paid ordinary shares (Shares).

NRT hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1.

NRT issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2.

As at the date of this notice NRT has complied with:

(a)

the provisions of Chapter 2M of the Act as they apply to NRT; and

(b)

section 674 of the Act; and

3.

As  at  the  date  of  this  notice  there  is  no  excluded  information  to  be  provided  in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Andrew Bursill

Company Secretary

Novogen Ltd

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’).  The

Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on super-benzopyran and ‘stealth’ drug technologies. The

Company’s inaugural drug candidate is CS-6.

862643_1_novogen - notice under section 708a of the corporations act

About CS-6

CS-6 belongs to a new class of drug candidates known (structurally) as super-

benzopyrans displaying potent anti-cancer activity and demonstrating increased bio-

availability to cancer cells (‘stealth’ technology). CS-6 shows broad anti-proliferative and cytotoxic activity against human cancer cells, with particular activity against human glioblastoma cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

T:  (61 2) 9878 0088

M: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com

862643_1_novogen - notice under section 708a of the corporations act

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended  01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity

NOVOGEN LIMITED

ABN

37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1

+Class  of  +securities  issued  or  to    Ordinary Shares

be issued

2

Number   of  +securities  issued  or    13,600,000

to    be    issued    (if    known)    or

maximum   number   which   may

be issued

3

Principal

terms

of

the    Ordinary Shares

+securities      (eg,      if      options,

exercise  price  and  expiry  date;  if

partly     paid      +securities,     the

amount    outstanding    and    due

dates

for

payment;

if

+convertible

securities,

the

conversion   price   and  dates   for

conversion)

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B  Page 1

Appendix 3B

New issue announcement

Do  the   +securities  rank  equally    Yes

in  all  respects  from  the  date  of

allotment  with  an  existing  +class

of quoted  +securities?

If   the   additional   securities   do

not rank equally, please state:

    the date from which they do

    the    extent    to    which    they

participate     for     the     next

dividend,   (in   the   case   of   a

trust,

distribution)

or

interest payment

    the  extent  to  which  they  do

not  rank  equally,  other  than

in     relation     to     the     next

dividend,      distribution      or

interest payment

5

Issue price or consideration

As  part  of  consideration  for  acquisition  of

Triaxial Pharmaceuticals Pty Ltd shares.

6

Purpose of the issue

As  part  of  consideration  for  acquisition  of

(If   issued   as   consideration   for    Triaxial Pharmaceuticals Pty Ltd shares.

the  acquisition  of  assets,  clearly

identify those assets)

6a

Is  the  entity  an   +eligible  entity    No

that     has     obtained     security

holder approval under rule 7.1A?

If  Yes, complete sections 6b – 6h

in  relation  to  the   +securities  the

subject  of  this  Appendix  3B,  and

comply with section 6i

6b

The   date   the   security   holder    N/A

resolution   under   rule   7.1A   was

passed

6c

Number    of     +securities    issued    15,279,782

without security  holder approval

under rule 7.1

+ See chapter 19 for defined terms.

Appendix 3B Page 2

01/08/2012

Appendix 3B

New issue announcement

6d

Number    of     +securities    issued    N/A

with   security   holder   approval

under rule 7.1A

6e

Number    of     +securities    issued    N/A

with   security   holder   approval

under     rule     7.3,     or     another

specific  security  holder  approval

(specify date of meeting)

6f

Number    of    securities    issued    N/A

under an exception in rule 7.2

6g

If   securities   issued   under   rule    N/A

7.1A,  was  issue  price  at least 75%

of   15   day   VWAP   as   calculated

under  rule  7.1A.3?    Include  the

issue    date    and    both    values.

Include  the  source  of  the  VWAP

calculation.

6h

If   securities  were  issued  under    N/A

rule

7.1A

for

non-cash

consideration,    state    date    on

which

valuation

of

consideration   was   released   to

ASX Market Announcements

6i

Calculate  the  entity’s  remaining    Refer Annexure 1

issue  capacity  under  rule  7.1  and

rule  7.1A  –  complete  Annexure  1

and    release    to    ASX    Market

Announcements

7

Dates    of    entering      +securities    13 February 2013

into   uncertificated   holdings   or

despatch of certificates

Number

+Class

8

Number     and

+class     of     all    117,405,676

Ordinary Shares

+securities     quoted     on     ASX

(including     the     securities     in

section 2 if applicable)

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B  Page 3

Appendix 3B

New issue announcement

Number

+Class

9

Number     and

+class     of     all    2,007,216

Unlisted options

+securities   not   quoted   on  ASX

with various exercise

(including     the     securities     in

dates and prices.

section 2 if applicable)

10

Dividend  policy  (in  the  case  of  a    N/A

trust,  distribution  policy)  on  the

increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11

Is     security     holder     approval

required?

12

Is  the  issue renounceable  or  non-

renounceable?

13

Ratio   in   which   the    +securities

will be offered

14

+Class  of  +securities  to  which  the

offer relates

15

+Record      date     to     determine

entitlements

16

Will      holdings      on      different

registers    (or    subregisters)    be

aggregated

for

calculating

entitlements?

17

Policy  for  deciding  entitlements

in relation to fractions

18

Names  of  countries  in  which  the

entity  has   +security  holders  who

will    not    be    sent    new    issue

documents

Note:  Security  holders  must  be  told  how  their

entitlements are to be dealt with.

Cross reference: rule 7.7.

19

Closing     date     for     receipt     of

acceptances or renunciations

+ See chapter 19 for defined terms.

Appendix 3B Page 4

1/1/2003

Appendix 3B

New issue announcement

Names of any underwriters

21

Amount  of  any  underwriting  fee

or commission

22

Names   of   any   brokers   to   the

issue

23

Fee or commission payable to the

broker to the issue

24

Amount    of    any    handling    fee

payable   to   brokers   who   lodge

acceptances  or  renunciations  on

behalf of  +security holders

25

If   the   issue   is   contingent   on

+security   holders’   approval,   the

date of the meeting

26

Date  entitlement  and  acceptance

form  and  prospectus  or  Product

Disclosure  Statement  will be sent

to persons entitled

27

If  the  entity  has  issued  options,

and    the    terms    entitle    option

holders

to

participate

on

exercise,    the    date    on    which

notices   will   be   sent   to   option

holders

28

Date  rights  trading  will  begin  (if

applicable)

29

Date   rights   trading  will  end   (if

applicable)

30

How   do     +security   holders   sell

their  entitlements  in  full  through

a broker?

31

How   do     +security   holders   sell

part      of      their      entitlements

through  a  broker  and  accept  for

the balance?

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B  Page 5

Appendix 3B

New issue announcement

How do  +security holders dispose

of  their  entitlements  (except  by

sale through a broker)?

33

+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34

Type of securities

(tick one)

(a)

Securities described in Part 1

(b)

All other securities

Example:  restricted  securities  at  the  end  of  the  escrowed  period,  partly  paid  securities  that  become  fully  paid,

employee  incentive  share  securities  when  restriction  ends,  securities  issued  on  expiry  or  conversion  of  convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick  to  indicate  you  are  providing  the  information  or documents

35

If  the  +securities  are  +equity  securities, the  names  of  the  20  largest holders  of  the

additional   +securities,  and  the  number  and  percentage  of  additional   +securities

held by those holders

36

If  the  +securities  are  +equity  securities,  a  distribution  schedule  of  the  additional

+securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37

A copy of any trust deed for the additional  +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6

01/08/2012

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38

Number   of   securities   for   which

+quotation is sought

39

Class    of     +securities    for    which

quotation is sought

40

Do  the  +securities  rank  equally  in

all    respects    from    the    date    of

allotment  with  an  existing   +class

of quoted  +securities?

If  the  additional  securities  do  not

rank equally, please state:

    the date from which they do

    the    extent    to    which    they

participate      for      the      next

dividend,   (in   the   case   of   a

trust,  distribution)  or  interest

payment

    the   extent   to   which   they   do

not  rank  equally,  other  than  in

relation  to  the  next  dividend,

distribution

or

interest

payment

41

Reason  for  request  for  quotation

now

Example:  In  the  case  of  restricted  securities,  end

of restriction period

(if    issued    upon    conversion    of

another   security,   clearly   identify

that other security)

Number

+Class

42

Number      and

+class      of      all

+securities      quoted      on      ASX

(including  the  securities  in  clause

38)

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B  Page 7

Appendix 3B

New issue announcement

Quotation agreement

1

+Quotation  of  our  additional   +securities  is  in  ASX’s  absolute  discretion.   ASX

may quote the  +securities on any conditions it decides.

2

We warrant the following to ASX.



The  issue  of  the  +securities  to  be  quoted  complies  with  the  law  and  is not for an illegal purpose.



There   is   no   reason   why   those    +securities   should   not   be   granted

+quotation.



An  offer  of  the   +securities  for  sale  within  12  months  after  their  issue will  not  require  disclosure  under  section  707(3)  or  section  1012C(6)  of the Corporations Act.

Note:  An  entity  may  need  to  obtain  appropriate  warranties  from  subscribers  for  the  securities  in  order  to  be able to give this warranty



Section  724  or  section  1016E of the Corporations Act does not apply to

any  applications  received  by  us  in  relation  to  any   +securities  to  be

quoted  and  that  no-one  has  any  right  to  return  any   +securities  to  be

quoted  under  sections  737,  738  or  1016F  of  the Corporations Act at the

time that we request that the  +securities be quoted.



If we are a trust, we warrant that no person has the right to return the

+securities to be quoted under section 1019B of the Corporations Act at the time that we request that the  +securities be quoted.

3

We will indemnify ASX to the fullest extent permitted by law in respect of any claim,  action  or  expense  arising  from  or  connected  with  any  breach  of  the warranties in this agreement.

4

We  give  ASX  the  information  and  documents  required  by  this  form.   If  any

information   or   document   not   available   now,   will   give   it   to   ASX   before

+quotation  of  the   +securities  begins.   We  acknowledge  that  ASX  is  relying  on

the  information  and  documents.   We  warrant  that  they  are  (will  be)  true  and

complete.

Sign here:

............................................................

Date: ..13/02/2013....

(Company secretary)

Print name:

..Andrew Bursill......................................

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8

01/08/2012

Appendix 3B

New issue announcement

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for

+eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital

  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid ordinary

102,125,894

securities on issue 12 months before date

of issue or agreement to issue

Add the following:

  •    Number of fully paid ordinary securities

issued in that 12 month period under an

exception in rule 7.2

-

  •    Number of fully paid ordinary securities

issued in that 12 month period with

shareholder approval

  •    Number of partly paid ordinary securities

that became fully paid in that 12 month

period

Note:

 •    Include only ordinary securities here –

other classes of equity securities cannot

be added

 •    Include here (if applicable) the securities

the subject of the Appendix 3B to which

this form is annexed

 •    It may be useful to set out issues of

securities on different dates as separate

line items

Subtract the number of fully paid ordinary

-

securities cancelled during that 12 month

period

  “A”

102,125,894

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B Page 9

Appendix 3B

New issue announcement

  Step 2: Calculate 15% of “A”

  “B”

0.15

[Note: this value cannot be changed]

Multiply “A” by 0.15

15,318,884

Step 3: Calculate “C”, the amount of placement capacity under rule

7.1 that has already been used

Insert number of equity securities issued or

agreed to be issued in that 12 month period

not counting those issued:

  •    Under an exception in rule 7.2

(15,279,782)

  •    Under rule 7.1A

  •    With security holder approval under rule

7.1 or rule 7.4

Note:

 •    This applies to equity securities, unless

specifically excluded – not just ordinary

securities

 •    Include here (if applicable ) the

securities the subject of the Appendix

3B to which this form is annexed

 •    It may be useful to set out issues of

securities on different dates as separate

line items

  “C”

(15,279,782)

  Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

  “A” x 0.15

15,318,884

Note: number must be same as shown in

Step 2

Subtract “C”

(15,279,782)

Note: number must be same as shown in

Step 3

Total [“A” x 0.15] – “C”

39,102

[Note: this is the remaining placement

capacity under rule 7.1]

+ See chapter 19 for defined terms.

Appendix 3B Page 10

01/08/2012

Appendix 3B

New issue announcement

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

  “A”

N/A

Note: number must be same as shown in

Step 1 of Part 1

  Step 2: Calculate 10% of “A”

  “D”

0.10

Note: this value cannot be changed

Multiply “A” by 0.10

N/A

  Step 3: Calculate “E”, the amount of placement capacity under rule

7.1A that has already been used

Insert number of equity securities issued or     N/A

agreed to be issued in that 12 month period

under rule 7.1A

Notes:

 •    This applies to equity securities – not

just ordinary securities

 •    Include here – if applicable – the

securities the subject of the Appendix

3B to which this form is annexed

 •    Do not include equity securities issued

under rule 7.1 (they must be dealt with

in Part 1), or for which specific security

holder approval has been obtained

 •    It may be useful to set out issues of

securities on different dates as separate

line items

  “E”

N/A

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B Page 11

Appendix 3B

New issue announcement

  Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

  “A” x 0.10

N/A

Note: number must be same as shown in

Step 2

Subtract “E”

N/A

Note: number must be same as shown in

Step 3

Total [“A” x 0.10] – “E”

N/A

Note: this is the remaining placement

capacity under rule 7.1A

+ See chapter 19 for defined terms.

Appendix 3B Page 12

01/08/2012